FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

March 3, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

TSX-V:  LUM

NR:04-07

"MARCH 3 -2004"

LUMINA TO ACQUIRE EL MOLINO PROPERTY, PERU

FROM NEW INCA GOLD LTD AND AKD LTD

Lumina Copper Corp ("Lumina") and New Inca Gold Ltd. ("New Inca") and its Australian partner, AKD Ltd. ("AKD", collectively "the Partners") are pleased to announce that Lumina has agreed to acquire the Partners’ interests in the El Molino mining concession that lies contiguous to Lumina’s El Galeno mining concession in the Yanacocha district in Peru.

Lumina will pay the Partners a cash consideration of US$300,000 and a Net Profits Interest of up to 20% depending on the timing of production from the concession.  The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006.  The purchase agreement involves the sale of New Inca’s and AKD’s respective Peruvian registered subsidiaries to Lumina and is subject to certain terms and conditions being met by all parties.  The transaction is anticipated to close within thirty days.

Anthony Floyd, President of Lumina said, "The acquisition of El Molino is part of our on going strategy to add value to our existing copper assets.  El Molino is believed to contain extensions of the existing El Galeno copper-gold deposit."

"The Copper Development Company"

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

March 3, 2004

Item 3.

Press Release

News release dated March 3, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp ("Lumina") and New Inca Gold Ltd. ("New Inca") and its Australian partner, AKD Ltd. ("AKD", collectively "the Partners") are pleased to announce that Lumina has agreed to acquire the Partners’ interests in the El Molino mining concession that lies contiguous to Lumina’s El Galeno mining concession in the Yanacocha district in Peru

Item 5.

Full Description of Material Change

Lumina Copper Corp ("Lumina") and New Inca Gold Ltd. ("New Inca") and its Australian partner, AKD Ltd. ("AKD", collectively "the Partners") are pleased to announce that Lumina has agreed to acquire the Partners’ interests in the El Molino mining concession that lies contiguous to Lumina’s El Galeno mining concession in the Yanacocha district in Peru.

Lumina will pay the Partners a cash consideration of US$300,000 and a Net Profits Interest of up to 20% depending on the timing of production from the concession.  The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006.  The purchase agreement involves the sale of New Inca’s and AKD’s respective Peruvian registered subsidiaries to Lumina and is subject to certain terms and conditions being met by all parties.  The transaction is anticipated to close within thirty days.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of March, 2004.

LUMINA COPPER CORP.

Per:

"Robert Pirooz"

_______________________________

Robert Pirooz,

Vice President